貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08002457

RECEIVED

2008 MAY -8 P 4:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC

May 6, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 2, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

PROCESSED
MAY 13 2008
THOMSON REUTERS

BAKER & MCKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on May 2, 2008:

1. Overseas Regulatory Announcement - Supplemental Disclosure to 2007 Annual Report, released on May 5, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

SUPPLEMENTAL DISCLOSURE TO 2007 ANNUAL REPORT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "**Company**") makes the following supplementary disclosures in respect of the business plan for year 2008:

According to the relevant statistics, national economy of PRC will continue to maintain sustainable and rapid developments in year 2008, which will certainly continue to drive the demand for electricity to grow rapidly, creating admirable opportunities for the Company's long-term rapid expansion. However, the hiking coal price in the Company's service area has caused a significant increase in the Company's power generation cost, while the Company's current electricity price remains unchanged, therefore limiting the Company's profitability. With consecutive policies on raising interest rate launched in year 2007, the Company's financial costs will be further increased. With the implementation of the government's energy saving generation scheduling, the competition in the power generation market will further intensified.

To cope with the austere business environment, the Company seeks to take full advantages of its generation units with characteristics of large-capacity, high-parameter, energy-saving and environmental protection, strives to increase the power generation, improves the utilization rate of generating units, strengthens coal benchmarking management, and puts more effort in controlling the hike of coal price, to maintain the normal production and operation of the Company. Provided there is no significant change in external environment in year 2008, the Company aims to achieve a generation of approximately 100 billion KWh and utilization hour of approximately 5,100 hours. Meanwhile, it will strive to control the increase rate of

coal price at around the national average level.

The information disclosed above will be used to update the Company's 2007 Annual Report. Please visit the website of Shanghai Stock Exchange for details.

By order of the Board
Huadian Power International Corporation Limited*
Secretary to Board
Zhou Lianqing

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
5 May 2008

* For identification only

END